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  CUSIP NO. 45815R 10 0            SCHEDULE 13D            Page 17 of 20 Pages
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Exhibit 3
---------

                                         October 17, 1997


Mr. Rafiq Hasan
Corporate Finance Dimensions
26321 Marsala Way
Mission Viejo, CA 92692


Dear Rafiq:

     The purpose of this letter is to follow-up on the discussions you have had with Paul Zigman and Roger Brooks about formalizing Ampersand's relationship with CFD. Specifically, I would like to outline our agreement relative to your compensation for assisting Ampersand in searching for investment opportunities in the instrumentation and process control industry.

     OBJECTIVE: As you know, you will be working with Ampersand primarily in support of our efforts to find investment opportunities that will leverage Roger's extensive industry-specific skills and experience. Investment opportunities of interest to Roger and Ampersand consist of both (1) privately-owned companies seeking investment capital for growth or where owners are seeking partial or total liquidity; and (2) spinoffs or divestitures of units from major corporations - an area in which Ampersand has had considerable investment success. The attached one-page criteria list, which Roger has previously shared with you, offers more specific guidelines.

     While we understand that the investment process can be long and involved, our internal goal is to establish, through your efforts, a minimum of five ongoing dialogues with business owners during the first six months of our relationship. Based on past experience, this should be sufficient to produce one investment commitment by the end of one year. For these purposes, we will define "dialogue" as an investment opportunity where (1) Ampersand has made a visit and concluded that further work is warranted; and (2) the owner has expressed a willingness to sell all or part of the company to Ampersand and has entered into a good faith effort to negotiate appropriate terms.

     COMPENSATION. Ampersand is prepared to compensate you in the following manner:

     1. You will receive a retainer of $3000 per month. This retainer will be paid in advance at three month intervals upon receipt of an invoice from you. With the exception of travel outside California, this retainer will cover all expenses associated with this effort, including any advertising you wish to place. In the extraordinary event that travel is necessary, you will submit a request for approval in advance.

     2. Upon closing of an investment by Ampersand in an opportunity introduced to us by CFD, you will receive a percentage of the "net consideration" paid by Ampersand according to the following formula:

              5% of the first                $2,000,000
              4% of the next                  1,000,000
              3% of the next                  1,000,000
              1% thereafter




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  CUSIP NO. 45815R 10 0            SCHEDULE 13D            Page 18 of 20 Pages
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Exhibit 3 - Continued
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Mr. Rafiq Hasan

     For purposes of this agreement "net consideration" means (a) the amount of cash paid by Ampersand, plus (b) the fair market value of any securities or other property conveyed by Ampersand as additional consideration, plus (c) the discounted present value of any liabilities assumed by Ampersand, less (d) the amount of any cash or cash-equivalent assets acquired by Ampersand, either directly or as part of the assets of the target company.

     This fee will be paid with respect to (a) any net consideration paid at closing, (b) any future installment payments, if and when such payments are made, except that Ampersand may, at its election, pay you based on the discounted present value of such payments at closing, and (c) any contingent payments, such as earn-outs and payments out of escrow, only if and when such payments are made.

     3. Both Ampersand and you agree that we will make a best faith effort to convert the cash fee described above into equity in the target company. Given that any such conversion is heavily dependent on the specific circumstances of the investment, the precise terms of your equity participation will be negotiated on a case-by-case basis. We do agree that any such conversion will be made at terms that offer a premium to the cash fee equivalent.

     4. The term of this Agreement shall be one year. Either party, however, may cancel this arrangement at the end of six months (i.e. by April 15, 1998).

     NEXT STEPS. Assuming you are in agreement with these terms, please sign this document and return it to Paul's attention. I will then ask Paul and Roger to continue leading the effort on Ampersand's front, and specifically to draft with you a work plan detailing more concretely how CFD and Ampersand will work together over the coming months.

     On behalf of my colleagues, let me say in closing that we are looking forward to partnering with you on this effort and, in the process, to establishing a long term working relationship between our two firms.



                                                Sincerely yours,


                                                /s/ Donald B. Hawthorne
                                                ----------------------------
                                                Donald B. Hawthorne
                                                Chief Financial Officer
         Agreed to:

         /s/ Rafiq Hasan
         --------------------                   ----------------------
         Signature                              Date

         cc: Ampersand Distribution